Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

March 3, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on March 3, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

March 3, 2025

SCHEDULE “A”

DIGIHOST PROVIDES FEBRUARY 2025 PRODUCTION UPDATE, INCLUDING RECORD ENERGY
REVENUE AND 38% INCREASE IN TOTAL MONTHLY REVENUE,
AND ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Miami, FL – March 3, 2025 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended February 28, 2025, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for February 2025

●	The Company recognized a record amount of gross energy and power revenue of approximately $2.2 million in February 2025 through the provision of capacity to market customers, representing a 633% increase in gross energy and power revenue over January 2025. The net profit from energy and power sales of approximately $690,000 achieved in February 2025 will be utilized by Digihost to fund operations.

●	Miners at the Company’s facilities produced approximately 30 BTC during the month between self-mining and hosting agreements, which was in line with the monthly production of January 2025.

●	The split of revenues for the month of February 2025, being approximately 53% from mining and 47% from energy sales, demonstrates Digihost’s continued dedication to diversifying its revenue verticals when appropriate.

●	The Company’s February 2025 revenue of approximately $2.7 million from mining (based on a BTC price of $84,373 as of February 28, 2025, per CoinMarketCap) and approximately $2.2 million from energy sales, for aggregate total revenue of $4.7 million, represents an increase in monthly revenue of approximately 38% from January 2025.

●	On a year over year basis, the Company’s cash, BTC and cash deposits of approximately $10.1 million as of February 28, 2025, as compared to $3.9 million on February 29, 2024 (based on a BTC price of $84,373 as of February 28, 2025 and $61,198 as of February 29, 2024, per CoinMarketCap), represents a 159% increase in its total holdings position balance.

●	The Company held cash, BTC and cash deposits of approximately $10.1 million as of February 28, 2025, as compared to $12.3 million on January 31, 2025 (based on a BTC price of $84,373 as of February 28, 2025, and $102,405 as of January 31, 2025, per CoinMarketCap). The decrease in the holdings on a month-over-month basis was due in part to the approximate 20% decline in the price of BTC along with the investment outlays described below.

●	The Company apportioned approximately $2.5 million in February 2025 on capital expenditures, mining infrastructure support equipment, deposits and required payments to ensure carbon compliance. This continued significant investment underscores Digihost’s commitment to long-term growth while maintaining a disciplined approach to capital allocation, prioritizing self-funding to minimize equity dilution for shareholders when possible, while still retaining a clean balance sheet with zero long-term debt to bolster the Company’s flexible capital deployment strategies.

Operations Update

Digihost currently operates with approximately 100MW of available power across its three sites and is working towards expansion to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic inorganic expansion through targeted power acquisitions.

Tier III HPC Data Center Update

Earlier this month, the Company announced the formation of US Data Centers, Inc. (“US Data Centers”), a wholly-owned subsidiary of the Company which will be dedicated to the development of high-performance computing (“HPC”) and artificial intelligence (“AI”)-focused data centers.

With the launch of US Data Centers, Digihost is creating a dedicated platform focused entirely on delivering AI and HPC solutions, ensuring purpose-built infrastructure for the next generation of computing. As its first major initiative, US Data Centers plans to lead the transformation of the Company’s existing site in Columbiana, Alabama into a state-of-the-art Tier 3 data center designed to support next-generation AI and HPC workloads. The Company plans to break ground on this strategy in Q2 2025.

Director Appointment

The Company is also pleased to announce the appointment of Dennis Elsenbeck to the board of directors of the Company (the “Board”), effective February 27, 2025. Mr. Elsenbeck fills a vacancy created by the resignation of Zhichao Li from the Board on February 10, 2025. The Company wishes to express its appreciation to Ms. Li for her contributions to the Company over the years as a member of the Board and the audit committee of the Board. Mr. Elsenbeck will replace Ms. Li as a member of the audit committee.

Mr. Elsenbeck is the principal owner of ElsEnergy LLC and brings over 30 years of experience and expertise in energy-related industries. He also holds the position as Head of Energy and Sustainability in an upstate New York law firm and was a former Director at National Grid’s US Operations, an electric and natural gas transmission and distribution utility.

Michel Amar, CEO of Digihost, announced, “We are very pleased to have Mr. Elsenbeck join Digihost’s board of directors. Dennis’ extensive energy industry expertise will be a great benefit to Digihost and its strategic efforts.”

The Company also advises that it has granted Mr. Elsenbeck 10,000 restricted stock units (“RSUs”), with each RSU entitling the holder to acquire one subordinate voting share of the Company on vesting. The RSUs are scheduled to vest in three equal tranches, on February 27, 2026, 2027 and 2028, subject to the terms and conditions of the Company’s Restricted Stock Unit Plan. The grant of the RSUs is subject to the approval of the TSX Venture Exchange.

About Digihost

Digihost is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digihost Technology Inc.

www.digihostpower.com

Digihost Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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